TCP International Holdings Ltd.
Alte Steinhauserstrasse 1
6330 Cham, Switzerland

December 2, 2014

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Emily Drazen, Esq.

Re:	TCP International Holdings Ltd.
Request to Withdraw Preliminary Proxy Statement on Schedule 14A
File No. 001-36521

Dear Ms. Drazen:

TCP International Holdings Ltd., a Swiss corporation (the "Company" or “TCPI”), hereby respectfully requests the immediate withdrawal of the Preliminary Proxy Statement on Schedule 14A filed by the Company with the United States Securities and Exchange Commission (the "Commission") on November 26, 2014 (File No. 001-36521) (the "Preliminary Proxy Statement").

Following my discussion with you on December 1, 2014 with respect to the extraordinary meeting of shareholders of TCPI to be held December 29, 2014 (the "Special Meeting"), the Company no longer believes it is necessary to file the Preliminary Proxy Statement and will instead file a definitive proxy statement with respect to the Special Meeting on the date hereof. If you have any questions or comments regarding the foregoing request for withdrawal, please feel free to contact the undersigned at (330) 995-1330.

Very truly yours,

/s/ Laura A. Hauser
Laura A. Hauser General Counsel and Secretary 330.995.1330 lhauser@tcpi.com